Curaleaf Reports on Voting Results from the 2024 Annual General Meeting of Shareholders

NEW YORK, June 14, 2024 – The Annual General Meeting of Shareholders of Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer cannabis products, was held today via live webcast online. Each of the matters voted upon at the meeting is discussed in detail in the Company’s management information circular dated May 6, 2024 (the “Circular”), which can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (https://www.sec.gov/edgar).

The total number of votes cast by shareholders in person or represented by proxy at the meeting was 1,741,506,378 votes (with each subordinate voting share entitling the holder thereof to one vote, and each multiple voting share entitling the holder thereof to 15 votes). The voting results in relation to the election of directors were as follows:

	Percentage of Votes
Name of Director	For	Withheld
Boris Jordan	98.515	1.485
Joseph Lusardi	98.931	1.069
Dr. Jaswinder Grover	99.906	0.094
Karl Johansson	99.587	0.413
Peter Derby	99.253	0.747
Mitchell Kahn	98.736	1.264
Shasheen Shah	99.848	0.152
Michelle Bodner	98.873	1.127

In addition, the number of directors of the Company was also set by the shareholders of Curaleaf at 10 directors, and the resolution with respect to the reappointment of PKF O’Connor Davies, LLP as the Company’s auditor put before shareholders for consideration and approval at the meeting, as described in the Circular, was duly approved by the requisite number of votes. The Company has filed a report of voting results on all resolutions voted on at the meeting under its profile on www.sedarplus.ca and on www.sec.gov/edgar.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes",
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or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR+ profile at www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.
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